ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
(“REED ELSEVIER”)

7 March 2013

Director Shareholding

Reed Elsevier received notification yesterday, that on 6 March 2013, Mr Duncan Palmer, a director of Reed Elsevier, purchased 22 Reed Elsevier PLC ADRs, at a price of $44.23 per ADR and 63 Reed Elsevier NV ADRs at a price of $31.51 per ADR. Each Reed Elsevier PLC ADR represents four Reed Elsevier ordinary shares and each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

As a result of this transaction, Mr Palmer’s current interest in Reed Elsevier’s ordinary share capital is:

•	88 Reed Elsevier PLC ordinary shares; and

•	126 Reed Elsevier NV ordinary shares.